Exhibit 99.1

DHX MEDIA TO ACQUIRE PEANUTS & STRAWBERRY SHORTCAKE

Accretive transaction accelerates DHX Media’s growth in IP and consumer products; and provides resilient cash flow generation.

Analyst & investor call at 8 a.m. ET.

Halifax, NS - May 10th, 2017 –

•	Accretive transaction expands DHX Media’s portfolio of children’s IP.

•	Adds to DHX Media’s strategic focus on top brands that leverage its platform in content production, distribution & consumer products.

•	Significantly accretive to cash EPS & free cash flow per share with substantial potential synergy upside.

DHX Media Ltd. (or the "Company") (TSX: DHX.A, DHX.B, NASDAQ: DHXM), has signed a definitive agreement to acquire the entertainment division of Iconix Brand Group Inc. (“Iconix”), which includes both an 80% controlling interest in Peanuts and 100% of Strawberry Shortcake. The remaining 20% interest in Peanuts will continue to be held by members of the family of Charles M. Schulz. The total purchase price for this acquisition is US$345 million, subject to a customary working capital adjustment, to be paid through a combination of cash on hand, new debt financing facility and a private placement offering of subscription receipts ultimately exchangeable for convertible debentures. The transaction is expected to close on or around June 30, 2017.

“Peanuts is one of the world’s greatest entertainment brands, with a tremendous global legacy of comics, animated content and consumer products reaching back almost 70 years,” said Dana Landry, CEO of DHX Media. “We are thrilled by the opportunity to welcome Charlie Brown, Snoopy, Lucy, Linus and the entire Peanuts gang into our family of leading kids’ properties, including Teletubbies, Inspector Gadget, Caillou, Degrassi and others.

Jean Schulz, widow of Charles M. Schulz, commented: “DHX Media feels like a perfect fit for Peanuts. We respect their innovative and rich history with developing children’s shows and brands, and we look forward to working with Dana and his team to steward Peanuts in the future.”

“Over the past ten years, DHX Media has become a global leader in children’s entertainment content, building scale across production, distribution and consumer products and is perfectly positioned to benefit from the incredible growth of streaming services, worldwide,” Mr. Landry continued. “Peanuts and Strawberry Shortcake have widespread, evergreen appeal that make them ideal for layering onto this platform, complementing our 450-title library, and significantly increasing our scale in consumer products. These brands are expected to drive meaningful growth across multiple revenue streams, and we look forward to extending their reach to new generations of kids worldwide.”

Craig Schulz, son of Charles M. Schulz, added: “The Schulz family is thrilled to be partnering with DHX Media, as we have been greatly impressed by their professionalism and expertise. My father’s comic strip and his entire body of work has delighted generations of fans for over 66 years, and we feel confident that DHX Media are the right people to help propel Peanuts into the future.”

Strategic Benefits & Value Creation for DHX Media

o	Adds 340+ half-hours of proprietary content to DHX Media’s library, which can feed potential new production including new digital content for YouTube, mobile, and video-on-demand services.
o	Creates opportunities to mine an underexploited library for global distribution and expansion into new territories and channels, including our WildBrain network on YouTube.
o	Combines two highly complementary family entertainment brands to expand our global portfolio while increasing the scale and breadth of our consumer products business from 19% to 44% of total annual revenue, on a pro forma basis.
o	On a pro forma basis, DHX Media revenue would grow 52% to approximately C$443 million, and adjusted EBITDA would rise by 40% to approximately C$134 million(1)(3). The transaction would be 6-10% accretive to earnings per share and 25-30% accretive to free cash flow per share(2), on a pro forma basis. Even on a leverage neutral basis, the acquisition would be accretive. The highly cash generative nature of the combined entity provides the ability to rapidly de-lever while still permitting investment in the company.
o	DHX Media also expects to realize annual cost synergies of C$5 million within the first year post-closing (which relates to 13% of the target trailing 12-month EBITDA), and C$25 million within the first five years.

Financing Overview

Financing at close includes a US$30 million revolver, a US$510 million committed term facility (4.1x to 4.4x(4) leverage) and C$100 million senior unsecured convertible debentures (0.6x to 0.7x(4) leverage). The company is targeting to reduce leverage to 3.0x(4) by the end of Fiscal 2019. DHX Media has entered into a commitment agreement with RBC Capital Markets and Jefferies Finance, LLC to provide a fully underwritten debt financing covering the purchase price and also refinancing substantially all of the company’s current indebtedness.

Concurrent with such bank financing, DHX Media has entered into an agreement with a syndicate of underwriters (collectively, the "Underwriters") to purchase, on a bought deal private placement basis, 100,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of C$1,000 per Subscription Receipt, for aggregate gross proceeds of C$100 million (the “Offering”). The proceeds of the Subscription Receipts will be held in escrow and released to the company upon the completion of the acquisition. If the acquisition is not concluded within 120 days of issuance of the Subscription Receipts, then the Subscription Receipts will be cancelled and the funds held in escrow returned to the investors.

The Company has granted the Underwriters an option exercisable up to the day prior to closing of the Offering to purchase an additional 15,000 Subscription Receipts (the “Option Receipts”) on the same terms and subject to the same conditions as the Subscription Receipts. If the Underwriters exercise their option to purchase the Option Receipts, aggregate gross proceeds of the Offering will be C$115 million.

Each Subscription Receipt will entitle the holder thereof to receive, upon satisfaction or waiver of all conditions precedent to closing of the acquisition pursuant to the definitive agreement (other than the final condition precedent of payment of the purchase price to the vendor), for no additional consideration and subject to adjustment, one special warrant (the “Special Warrants”) that, upon the satisfaction of certain conditions, shall be automatically exercised, for no additional consideration, to acquire one 5.875% senior unsecured convertible debenture of the company (each, a “Convertible Debenture” and, collectively, the “Convertible Debentures”). Each Convertible Debenture shall be convertible into common shares of the company at a price of C$8.00 per common share, subject to adjustment in certain events.

The Offering is scheduled to close on or around May 31, 2017, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approvals of the Toronto Stock Exchange and the NASDAQ stock market. Upon request of the Underwriters, the company will use its reasonable commercial efforts to file a prospectus supplement or a prospectus in order to qualify the distribution of the Convertible Debentures issuable upon exercise of the Special Warrants in Canada. If so requested, the prospectus supplement or prospectus will be filed following the filing of a business acquisition report by the company in connection with the acquisition. The Special Warrants will automatically convert into Convertible Debentures upon the earlier of (i) the third business day following the filing of the prospectus supplement or the issuance of a receipt for the prospectus, and (ii) the date that is four months and one day from the date of the closing of private placement.

The securities to be issued under this Offering will be offered by way of private placement exemptions in all the provinces of Canada and elsewhere. All securities issued pursuant to this Offering will be subject to a statutory hold period of no more than four months from the date of distribution of the Subscription Receipts in accordance with Canadian securities legislation, subject to the prospectus qualification referred to above. The securities being offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Redemption of 5.875% Senior Unsecured Notes due December 2, 2021

As part of the refinancing related to the acquisition, DHX Media will redeem its 5.875% Senior Unsecured Notes due December 2, 2021 (the "Notes") on the terms as set out in the indenture governing the Notes. As of the date hereof, C$225 million aggregate principal amount of the Notes remains outstanding.

The redemption of the Notes will be conditional on the closing of the acquisition and completion of the financings detailed herein.

(1)	USD / CAD = 1.3285
(2)	DHX Media free cash flow defined as cash flow from operating activities less capital and intangible asset expenditures, plus or minus changes in interim production financing.
(3)	Based on the last 12 months to Dec. 31, 2016, and excluding synergies.
(4)	Closing assumed to be June 30, 2017. Fiscal 2018 calculated using pro forma June 30, 2017, adjusted EBITDA expected to be US$105 million, and assumes a range of growth and first year synergies of US$10 to $20 million.

Transaction Approval

The Boards of Directors of DHX Media and Iconix have approved the transaction, which is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

Analyst and Investor Webcast and Conference Call

DHX Media management will hold a live webcast and presentation with slides for analysts and investors on May 10, 2017 at 8:00 a.m. ET, at the following address:

http://edge.media-server.com/m/p/acr4iphd

To listen by phone, please call (844) 492-6042 toll-free, or (478) 219-0838 internationally and reference conference ID 20841478. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

Please allow 10 minutes to be connected to the conference call. Instant replay will be available after the call on (855) 859-2056 toll free, or (404) 537-3406, under passcode 20841478, from May 10, 2017, 11 a.m. ET to May 17, 2017, 11 a.m. ET.

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.
nancy.chanpalmateer@dhxmedia.com
+1 416-977-7358

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Trade Media: Aimee Norman – DDA Blueprint PR
aimee@ddablueprint.com
+44 (0) 20 932 9800

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is a leading children’s content and brands company, recognized globally for such high-profile properties as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, and the multiple award-winning Degrassi franchise. Owner of the world’s largest independent library of children’s content, at more than 12,500 half-hours, the Company owns and produces shows that children love, licensing its content to major broadcasters and streaming services worldwide. The Company’s robust consumer products program generates royalties from merchandise based on its much-loved children’s brands. Through its subsidiary, WildBrain, DHX Media also operates a network of more than 360 children’s channels on YouTube, one of the largest of its kind on the platform. Headquartered in Canada, DHX Media has offices in 19 cities globally, and is listed on the Toronto Stock Exchange (DHX.A and DHX.B) and the NASDAQ Global Select Market (DHXM).

Peanuts – A Global Powerhouse Brand

When Charles M. Schulz created the world of Charlie Brown, Snoopy, Lucy, Linus, Woodstock and the rest of the Peanuts friends, he gave birth to a phenomenon that has endured for almost 70 years, and is now widely recognized across generations and demographics. Generating retail sales of US$1.3 billion in 2015, the Peanuts brand has a strong, diversified global licensing program in approximately 100 territories with approximately 1,120 licensees, including Hallmark, Universal Studios, Warner Bros. and Cedar Fair. Animated Peanuts classics continue to be #1 ranked prime time TV specials and have been viewed in 196 countries, while 45 million comics are still read daily. In a recent E-Poll Market research report, Snoopy ranked as the #1 Most-Liked spokescharacter in America among adult consumers and #2 for children. Snoopy was also one of the top three characters of which adult consumers would like to see more.  Sources:  Licensing Letter, Iconix Brand Group.

Strawberry Shortcake – A Timeless Girls’ Property

A global girls’ property with multi-generational appeal, Strawberry Shortcake is truly a timeless brand. After more than 35 years since launch, it continues to resonate with young girls and their mothers who grew up with the beloved Strawberry Shortcake dolls. With a robust publishing program in 30 languages and 130 markets, 14 mobile apps and approximately 148 half-hours of content that have been viewed in 120 countries, Strawberry Shortcake holds tremendous potential in both the content and licensing markets. The property has generated US$4 billion in global sales since 2002 from currently 305 licensees. DHX Media is currently producing, in conjunction with Iconix, a new animated series based on Strawberry Shortcake to drive new global growth for this perennial brand. Sources: American Greetings, Iconix Brand Group.

Use of Non-GAAP Financial Measures

The terms “EBITDA”, “adjusted EBITDA” and free cash flow per share are non-GAAP measures that do not have any standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. Please see the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of the Company’s most recent Management Discussion and Analysis, available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com), for the definition and calculation of EBITDA and adjusted EBITDA and free cash flow per share.

Disclaimer
This press release contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the business strategies and operational activities of DHX Media and its subsidiaries, completion of the prospective acquisition, bank financing and private placement, the Company’s ability to secure financing to complete acquisitions, the expected benefits of the acquisition, the estimated cost synergies that may be generated and the Company’s future results of operations (including, without limitation, statements with respect to revenue, EBITDA and adjusted EBITDA) the redemption of the senior unsecured notes and regulatory approval. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk related to regulatory approval and satisfaction of other conditions to closing the acquisition, DHX Media’s ability to complete the transaction, successfully integrate the acquired business and realize expected synergies, the ability to retain required employees and customer contracts, the accuracy of the assumptions upon which the expected synergies were estimated, market factors (including currency exchange and interest rate fluctuations), contract interpretation, application of accounting policies and principles, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the SEC. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.